As filed with the Securities and Exchange Commission on October 21, 2004
                                          Registration No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------
                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
              For Depositary Shares Evidenced by American Depositary Receipts
                                       of

                                    VNU N.V.
    ------------------------------------------------------------------------
   (Exact name of issuer of deposited securities as specified in its charter)

                                       N/A
                    -----------------------------------------
                   (Translation of issuer's name into English)

                                 THE NETHERLANDS
             -------------------------------------------------------
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
              ----------------------------------------------------
             (Exact name of depositary as specified in its charter)

                      One Wall Street New York, N.Y. 10286
                                 (212) 495-1784
        ----------------------------------------------------------------
               (Address, including zip code, and telephone number,
        including area code, of depositary's principal executive offices)

                             -----------------------

                              The Bank of New York
                                  ADR Division
                           One Wall Street, 29th Floor
                            New York, New York 10286
                                 (212) 495-1784
           ------------------------------------------------------------
          (Address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
                              Peter B. Tisne, Esq.
                           Emmet, Marvin & Martin, LLP
                                  120 Broadway
                            New York, New York 10271
                                 (212) 238-3010

         It is proposed that this filing become effective under Rule 466

                          [ ] immediately upon filing
                            [ ] on (Date) at (Time).

       If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]


                         CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------------
                                                             Proposed
                                                              maximum
 Title of each class                       Proposed          aggregate     Amount of
 of Securities to be    Amount to be  maximum aggregate   offering price   registration
      registered         registered   price per unit (1)        (1)           fee
--------------------------------------------------------------------------------------
American Depositary      50,000,000         $5.00          $2,500,000.00    $316.75
Shares evidenced by       American
American Depositary      Depositary
Receipts, each             Shares
American Depositary
Share representing
Common Shares, par
value of 0.20 euros
each, of VNU N.V.
--------------------------------------------------------------------------------------

(1) For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.


     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                             -----------------------

     The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS


Item - 1.               Description of Securities to be Registered
                        ------------------------------------------

                              Cross Reference Sheet

Item Number and Caption                           Location in Form of Receipt
                                                  Filed Herewith as Prospectus

1. Name and address of depositary                 Introductory Article

2. Title of American Depositary Receipts          Face of Receipt, top center
and identity of deposited securities

      Terms of Deposit:

      (i) The amount of deposited securities      Face of Receipt, upper right
      represented by one unit of American         corner
      Depositary Receipts

      (ii) The procedure for voting, if any,      Articles number 15, 16 and 18
      the deposited securities

      (iii) The collection and distribution       Articles number 4, 12, 13, 15
      of dividends                                and 18

      (iv) The transmission of notices,           Articles number 11, 15, 16
      reports and proxy soliciting material       and 18

      (v) The sale or exercise of rights          Articles number 13, 14, 15
                                                  and 18

      (vi) The deposit or sale of securities      Articles number 12, 13, 15,
      resulting from dividends, splits or         17 and 18
      plans of reorganization

      (vii) Amendment, extension or               Articles number 20 and 21
      termination of the deposit agreement

      (viii) Rights of holders of Receipts        Article number 11
      to inspect the transfer books of the
      depositary and the list of holders of
      Receipts

      (ix) Restrictions upon the right to         Articles number 2, 3, 4, 5,
      deposit or withdraw the underlying          6, 8 and 22
      securities

      (x) Limitation upon the liability of        Articles number 14, 18, 19
      the depositary                              and 21

3.  Fees and Charges                                     Articles number 7 and 8

Item - 2.               Available Information
                        ---------------------

      Public reports furnished by issuer          Article number 11

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item - 3.               Exhibits

      a. Form of Deposit Agreement dated as of ____________, 2004, among VNU N.V. The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder.
            - Filed herewith as Exhibit 1.

      b. Letter agreement dated September 20, 2004 among VNU N.V., JP Morgan Chase Bank and The Bank of New York. - Filed herewith as Exhibit 2.

      c. Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.

      d. Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.

      e.    Certification under Rule 466. - Not Applicable.



Item - 4.               Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 21, 2004.


                                    Legal entity created by the agreement for the issuance of American Depositary Receipts for Common Shares, Par Value of 0.20 euros each, of VNU N.V.


                                    By:   The Bank of New York,
                                            As Depositary


                                          By:  /s/ Andrew J. Zelter
                                               --------------------
                                          Name: Andrew J. Zelter
                                          Title: Managing Director

     Pursuant to the requirements of the Securities Act of 1933, VNU N.V. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Haarlem, The Netherlands on October 21, 2004.

                                    VNU N.V.


                                    By: /s/ Mr. Th.C.M. van Kampen
                                        ----------------------------
                                        Name: Mr. Th.C.M. van Kampen
                                        Title: Company Secretary

     Each person whose signature appears below hereby constitutes and appoints Mr. Th.C.M. van Kampen, and each of them severally, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on October 21, 2004.


/s/ Mr. F.J.G.M. Cremers                  /s/ Mr. Earl Doppelt
------------------------                  --------------------
Mr. F.J.G.M. Cremers                      Mr. Earl Doppelt
Chief Financial Officer                   Authorized U.S. Representative
Member of Executive Board
(Principal Financial Officer)


/s/ Mr. R.F. van den Bergh                /s/ Mr. A. van Schaik
--------------------------                ---------------------
Mr. R.F. van den Bergh                    Mr. A. van Schaik
Chief Executive Officer                   Principal Accounting Officer
Member of Executive Board
(Principal Executive Officer)

                                INDEX TO EXHIBITS


Exhibit
Number      Exhibit
------      -------

  1 Form of Deposit Agreement dated as of ____________, 2004, among VNU N.V., The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder.

  2 Letter agreement dated September 20, 2004 among VNU N.V., JP Morgan Chase Bank and The Bank of New York.

  4 Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.